



Carmelitas Tequileria, Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 8.5%

Target Raise Amount: $750,000

Offering End Date: February 22, 2023

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $300,000

Company Details:

Name: Carmelitas Tequileria, Inc.

Founded: August 11, 2008

Address: 124 Playa Cir.
Aliso Viejo, CA 92656

Industry: Full-Service Restaurants

Employees: 34

Website: https://carmelitasrestaurants.net/

Use of Funds Allocation:

If the maximum raise is met:

$400,050 (53.34%) – of the proceeds will go towards remodeling
$321,825 (42.91%) – of the proceeds will go towards debt refinancing
$28,125 (3.75%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 5,857 Followers





Business Metrics:

	FY20	FY21	YTD 10/31/2022
Total Assets	$2,500,776	$3,227,765	$3,546,108
Cash & Cash Equivalents	($29,504)	$24,207	$14,954
Accounts Receivable	$0	$0	$0
Short-term Debt	$317,052	$429,504	$278,971
Long-term Debt	$969,251	$530,764	$320,272
Revenue	$2,387,404	$3,513,539	$3,278,739
Cost of Goods Sold	$624,603	$957,281	$849,911
Taxes	$0	$0	$0
Net Income	($77,677)	$1,072,510	$738,299

Recognition:

Carmelitas Tequileria, Inc. (DBA Carmelitas Tequileria) has over $3 million dollars in food & drink sales this year, and they are having an exponential year of growth in both their Laguna Beach and Dana Point locations. Creating a permanent patio at Laguna Beach location will give Carmelitas Tequileria an extra 82 seats at this location and soon they will be opening an Irvine, CA location. They're excited to expand their mission of authentic Mexican cuisine and culture in a hospitality setting that shows the culinary roots of Puebla and Guadalajara.

About:

Carmelitas Tequileria, Inc. (DBA Carmelitas Tequileria) was originally founded in 1962, but was incorporated in 2008. Current President, Marcos Heredia, has over three generations of restaurant experience in his heritage. Marcos is committed to growing a team of associates who truly enjoy giving a personable experience to his guests. He believes that there are no short cuts in this industry. Being rewarded over the years with a team that has allowed him to grow his businesses is the best outcome for Marcos.

For more information, contact our Customer Support Team at support@thesmbx.com

